# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CYPHERPUNK TECHNOLOGIES INC., CIK 0001509745
CUSIP: 52187K200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 10/08/2025
Amends the filing with accession number 0002085726-25-000004
Filed by CIK 0002085726
Persons authorized to receive notices and communications: William McEvoy, Winklevoss Treasury Investments, LLC, 301 N Market Street Suite 1463, Wilmington, Delaware (DE), 19801, 646-751-4444

## Reporting persons
- Winklevoss Capital Fund, LLC (CIK 0002085726): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)
- Winklevoss Treasury Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)
- Winklevoss Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)
- Tyler Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)
- Cameron Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,084,463; sole dispositive power 0; shared dispositive power 12,084,463; aggregate amount beneficially owned 12,084,463 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: CYPHERPUNK TECHNOLOGIES INC.
Address of issuer's principal executive offices: 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts (MA), 02141
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 16, 2025 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On October 8, 2025, WTI ("Assignor") entered into a Warrant Assignment and Assumption Agreement (the "Agreement" with Who Datz LLC, a Wyoming LLC ("Assignee"), pursuant to which Assignor irrevocably conveyed, transferred, assigned and delivered unto Assignee and its successors and assigns, forever, free and clear of any and all liens, claims and encumbrances of any nature whatsoever, all right, title, and interest in and to (i) Common Warrants to purchase up to an aggregate of 5,616,906 shares of Common Stock (the "Assigned Common Warrant Portion"), (ii) all rights and obligations appurtenant to and inherent in the Assigned Common Warrant Portion, and (iii) any transferable rights affecting or relating to the Assigned Common Warrant Portion, for no additional consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons each beneficially own an aggregate of 12,084,463 shares of Common Stock (including 3,800,702 shares of Common Stock issuable upon exercise of Pre-Funded Warrants or Common Warrants) (the "Subject Shares") which represent approximately 19.99% of the outstanding shares of Common Stock, based on 56,651,840 shares of Common Stock outstanding as of November 10, 2025, and assumes the exercise of certain of the Pre-Funded Warrants or Common Warrants in an amount not to exceed the Beneficial Ownership Limitation.

The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by Howard Winklevoss, the father of Tyler Winklevoss and Cameron Winklevoss.

Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages and Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of the Schedule 13D/A, no transactions in the shares of Common Stock have been effected by the Reporting Persons in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on October 16, 2025).

## Signatures
- Winklevoss Capital Fund, LLC: /s/ Cameron H. Winklevoss, By Winklevoss Capital Management, LLC, Its Manager, By Cameron H. Winklevoss, Manager (11/21/2025)
- Winklevoss Treasury Investments, LLC: /s/ William McEvoy, By William McEvoy, Manager (11/21/2025)
- Winklevoss Capital Management, LLC: /s/ Cameron H. Winklevoss, By Cameron H. Winklevoss, Manager (11/21/2025)
- Tyler Howard Winklevoss: /s/ Tyler H. Winklevoss, Tyler H. Winklevoss (11/21/2025)
- Cameron Howard Winklevoss: /s/ Cameron H. Winklevoss, Cameron H. Winklevoss (11/21/2025)